EXHIBIT 99.1

                                   ORCKIT LOGO

            Orckit Communications Reports 2006 First Quarter Results

TEL AVIV, Israel, April 27 -- Orckit Communications Ltd. (Nasdaq: ORCT) today reported results for the first quarter ended March 31, 2006.

Revenues in the first quarter of 2006 were $25.0 million compared to $20.6 million in the quarter ended March 31, 2005 and $33.4 million in the previous quarter ended December 31, 2005.

Net income for the quarter ended March 31, 2006 was $5.8 million, or $0.34 per diluted share, compared to net income of $3.1 million, or $0.18 per diluted share, for the quarter ended March 31, 2005 and net income of $7.6 million, or $0.45 per diluted share, for the previous quarter ended December 31, 2005.

The weighted average number of shares used in these calculations was 17.0 million for the quarter ended March 31, 2006, 16.0 million for the quarter ended March 31, 2005 and 16.8 million for the quarter ended December 31, 2005.

Key highlights for the quarter:

- Product deployment by KDDI Japan continued, supporting the ongoing expansion of its metro network. KDDI projects an increase in subscriber base of its VoIP Metal Plus and Triple Play Hikari Plus service offerings. KDDI is expected to continue expanding its wireline and 3G wireless service offerings utilizing Corrigent's CM-100 packet ADM across its metropolitan area network.

- Corrigent announced the support for Ethernet management functions for Operation, Administration and Maintenance (OAM) on its 10Gbps CM-100. It is a highly advanced transport network element implementing Ethernet management tools. Evaluation results of this suite of Ethernet OAM functions were presented by KDDI R&D Labs at the OFC/NFOEC telecommunications show earlier this year.

Izhak Tamir, President of Orckit, commented: "As KDDI has discussed in its conference calls, it is progressing in its efforts to have a fully IP-based fixed-mobile converged network and is expanding its wireline footprint in Japan. We expect that this expansion will be supported by the CM-100 product architecture. "

Mr. Tamir added: "Recently, there have been major developments in Japan's telecom market with the grant of three additional 3G licenses, and with the acquisition of cellular carrier Vodafone KK by Softbank. We are experiencing delays in the selection processes for metro equipment such as our CM-100. While we remain on track with product evaluations in Japan, we expect that the selection of metro equipment vendors will occur toward the end of fiscal year 2006."

Mr. Tamir concluded, "We continue to innovate and enhance our CM-100 packet ADM, adding capabilities that allow for the support of "quadruple play" services. In addition to HDTV, VoIP and data services over fixed line networks, our solution also offers support for TV over cellular services, all over a single converged platform. As carriers begin to roll out these services, we expect that demand for the CM-100 platform will increase, reaching a broader range of telecommunications carriers for a variety of applications. Product evaluation activity in Japan and in other territories continues and we expect to turn these evaluations into commercial sales."

Outlook and Guidance

In its year-end financial conference call earlier this week, KDDI discussed plans for its fiscal year that commenced April 1, 2006 and indicated its planned rate of metro expansion, which is lower than expected. We are revising guidance as follows: for the year ending December 31, 2006, we expect revenues to be in the range of $80.0 million to $100.0 million, net income to be in the range of $11.5 million to $20.0 million and net income per diluted share to be in the range of $0.68 to $1.20.

Conference Call
Orckit Communications will host a conference call on April 27, 2006, at 11 a.m. EDT. The call can be accessed by dialing 1-866-406-5408 in the United States and 1-973-582-2822 internationally. A replay of the call will be available at http://www.orckit.com. A replay of the call will be also available through May 4, 2006 at 11:59 p.m. at 1-877-519-4471 in the United States and 1-973-341-3080 internationally. To access this replay, enter the following code: 7239168.

About Orckit Communications

Orckit Communications Ltd. is a leading provider of advanced telecom equipment targeting high capacity broadband services. Our products include Corrigent's CM-100 metro optical transport solution, based on RPR and MPLS technologies, delivering packet transmission services in the metro area. For more information on Orckit see www.orckit.com


Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, dependence on a single customer, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, exchange rate fluctuations, fluctuation in order size, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's United States Securities and Exchange Commission filings. Orckit assumes no obligation to update the information in this release.


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                                       ORCKIT COMMUNICATIONS LTD.
                                  CONSOLIDATED STATEMENTS OF OPERATIONS
                                (US$ in thousands, except per share data)

                                                                                Three Months Ended
                                                                                    March 31
                                                                           2006                   2005
                                                                           ----                   ----



Revenues                                                         $        24,959         $        20,647

Cost of revenues                                                          12,028                  10,547
                                                                          ------                  ------
Gross profit                                                              12,931                  10,100

Research and development expenses, net                                     4,240                   3,966

Selling, marketing general and administrative expenses                     3,903                   3,686
                                                                          ------                  ------
Total operating expenses                                                   8,143                   7,652
                                                                          ------                  ------
Operating income                                                           4,788                   2,448

Financial income, net                                                      1,032                     693
                                                                          ------                  ------
Net income                                                       $         5,820        $          3,141
                                                                          ======                  ======
Net income per share - basic                                     $          0.39        $           0.23
                                                                          ======                  ======
Net income per share - diluted                                   $          0.34        $           0.18
                                                                          ======                  ======
Weighted average number of shares outstanding - basic                     14,919                  13,425
                                                                          ======                  ======
Weighted average number of shares outstanding - diluted                   17,022                  15,999
                                                                          ======                  ======
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                                             ORCKIT COMMUNICATIONS LTD.
                                             CONSOLIDATED BALANCE SHEETS
                                                  (US$ in thousands)


                                                                         March 31                  December 31
                                                                           2006                       2005
                                                                           ----                       ----

                       ASSETS

Current assets:

    Cash and short term marketable securities                    $        39,620               $      45,379
    Trade receivables                                                        244                         702
    Other receivables                                                      1,544                       1,520
    Inventories                                                            2,791                       3,330
                                                                          ------                      ------
          Total  current assets                                           44,199                      50,931

Long term marketable securities                                           71,396                      72,381
Severance pay fund                                                         2,880                       2,894
Property and equipment, net                                                3,603                       3,740
                                                                          ------                      ------
          Total  assets                                          $       122,078              $      129,946
                                                                         =======                     =======



                LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:

    Trade payables                                               $        6,940               $       9,282
    Accrued expenses and other payables                                  15,777                      19,173
    Deferred income                                                      19,653                      28,736
                                                                         ------                      ------
          Total current liabilities                                      42,370                      57,191

Long term liabilities :

    Accrued severance pay                                                 3,694                       3,689
                                                                         ------                      ------
          Total liabilities                                              46,064                      60,880

Shareholders' equity                                                     76,014                      69,066
                                                                         ------                      ------
          Total  liabilities and shareholders' equity            $      122,078               $     129,946
                                                                        =======                     =======
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